UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

EMDEON INC.

(Name of Issuer)

Emdeon Inc.

Blackstone Capital Partners VI L.P.

Blackstone Management Associates VI L.L.C.

Beagle Parent Corp.

Beagle Acquisition Corp.

Hellman & Friedman LLC

H&F Harrington AIV II, L.P.

HFCP VI Domestic AIV, L.P.

Hellman & Friedman Capital Executives VI, L.P.

Hellman & Friedman Capital Associates VI, L.P.

Hellman & Friedman Investors VI, L.P.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29084T104

(CUSIP Number of Class of Securities)

Gregory T. Stevens Executive Vice President, General Counsel and Secretary Emdeon Inc. 3055 Lebanon Pike, Suite 1000 Nashville, TN 37214 (615) 932-3000	John G. Finley Senior Managing Director and Chief Legal Officer, Legal & Compliance The Blackstone Group L.P. 345 Park Avenue New York, NY 10154 (212) 583-5000	Arrie R. Park Managing Director and General Counsel Hellman & Friedman LLC One Maritime Plaza, 12th Floor San Francisco, CA 94111 (415) 788-5111

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

    With copies to:

Matthew W. Abbott Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of Americas New York, NY 10019 (212) 373-3000	David C. Chapin R. Newcomb Stillwell Jonathan M. Grandon Ropes & Gray LLP The Prudential Tower 800 Boylston Street Boston, MA 01299 (617) 951-7000	Richard Capelouto Patrick J. Naughton Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 251-5000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,246,390,833.73	$260,805.98

*	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A)(1) 115,778,777 shares of Class A common stock, par value $0.00001 per share, of Emdeon Inc. (the “Emdeon Class A common stock”) (including 24,565,195 units of membership interests (“EBS Units”) in EBS Master LLC (excluding any unearned performance-contingent EBS Units, which shall be cancelled immediately prior to the effective time of the merger) and a corresponding number of shares of Class B common stock, par value $0.00001 per share, of Emdeon Inc. (the “Emdeon Class B common stock”), exchangeable for a like number of shares of Emdeon Class A common stock) issued and outstanding and owned by persons other than the Company, Parent and Merger Sub on August 16, 2011, multiplied by (2) $19.00 (the “per share merger consideration”), (B) (1) 8,045,593 shares of Emdeon Class A common stock underlying outstanding “in-the-money” options of the Company (excluding any unearned performance-contingent options, which shall be cancelled immediately prior to the effective time of the merger) with an exercise price of $19.00 or less, as of August 16, 2011, multiplied by (2) the excess of the per share merger consideration over the weighted average price of $15.39, (C)(1) 911,420 shares of Emdeon Class A common stock issuable pursuant to a corresponding number of restricted stock units, multiplied by (2) the per share merger consideration and (D)(1) 30,000 shares of Class A common stock underlying purchase rights outstanding under the Company’s Employee Stock Purchase Plan (the “ESPP”) as of August 16, 2011, multiplied by (2) the excess of the per share merger consideration over $11.25 (the expected purchase price for each share of Emdeon Class A common stock under the ESPP).
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $260,805.98

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Emdeon Inc.

Date Filed: August 22, 2011

INTRODUCTION

This Amendment No. 4 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Emdeon Inc. (“Emdeon,” or the “Company”), a Delaware corporation and the issuer of the Class A common stock, par value $0.00001 per share (the “Emdeon Class A common stock”), that is subject to the Rule 13e-3 transaction; (ii) Blackstone Capital Partners VI L.P. (“Sponsor”), a Delaware limited partnership; (iii) Blackstone Management Associates VI L.L.C., a Delaware limited liability Company, (iv) Beagle Parent Corp. (“Parent”), a Delaware corporation; (v) Beagle Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent; (vi) Hellman & Friedman LLC, a Delaware limited liability company; (vii) H&F Harrington AIV II, L.P. (“H&F Harrington”), a Delaware limited partnership; (viii) HFCP VI Domestic AIV, L.P., a Delaware limited partnership (“HFCP Domestic”); (ix) Hellman & Friedman Capital Executives VI, L.P., a Delaware limited partnership (“H&F Capital Executives”); (x) Hellman & Friedman Capital Associates VI, L.P., a Delaware limited partnership (“H&F Capital Associates”); and (xi) Hellman & Friedman Investors VI, L.P., a Delaware limited partnership (“H&F GP” and, collectively with HFCP Domestic, H&F Capital Executives and H&F Capital Associates, the “H&F Unitholders” and, collectively with the other H&F Unitholders and H&F Harrington, the “H&F Equityholders”).

The Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “merger agreement”), dated August 3, 2011, which provides for, among other things, the merger of Merger Sub with and into the Company (the “merger”), with the Company surviving the merger as a wholly-owned subsidiary of Parent. Parent and Merger Sub are affiliates of Sponsor. On September 29, 2011, the Company filed with the SEC a definitive Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to adopt the merger agreement and cast an advisory (non-binding) vote to approve certain items of compensation that are based on or otherwise related to the merger and are payable to certain named executive officers of the Company under agreements with the Company (the “golden parachute compensation”). The adoption of the merger agreement will require the affirmative vote of stockholders holding a majority of the shares of Emdeon Class A common stock and shares of Class B common stock, par value $0.00001 per share, of the Company (the “Emdeon Class B common stock”) outstanding as of the close of business on the record date for the Special Meeting, with such shares voted as a single class. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the merger agreement is attached as Appendix A to the Proxy Statement.

Under the terms of the merger agreement, if the merger is completed, each share of Emdeon Class A common stock (including each share of Emdeon Class A common stock resulting from the exchange of units of membership interests (“EBS Units”) in EBS Master LLC (“EBS Master,” which is a subsidiary of the Company) and corresponding shares of Emdeon Class B common stock contemplated by the merger agreement), other than as provided below, will be converted into the right to receive $19.00 in cash (the “per share merger consideration”), without interest and less applicable withholding taxes. The following shares of Emdeon Class A common stock will not be converted into the right to receive the per share merger consideration in connection with the merger: (i) shares of Emdeon Class A common stock owned by the Company and its wholly-owned subsidiaries, (ii) shares of Emdeon Class A common stock owned by Parent and its subsidiaries, including such shares contributed to Parent by H&F Harrington pursuant to the rollover commitment letter under which, and subject to the terms and conditions of which, H&F Harrington has committed to contribute to Parent the amount of shares of Emdeon Class A common stock set forth therein, and (iii) shares of Emdeon Class A common stock whose holders have not voted in favor of adopting the merger agreement and have demanded and perfected their appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware. The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including the adoption of the merger agreement by the Company’s stockholders, and the merger will not be completed until the expiration of a marketing period for Parent’s debt financing. H&F Harrington has committed to contribute approximately 50% of its shares of Emdeon Class A common stock at the closing of the merger to Parent in exchange for a pro rata share of the equity of Parent based on a value for each share of Emdeon Class A common stock so contributed of $19.00. The H&F Unitholders have committed to sell approximately 50% of their EBS Units at the closing of the merger to EBS Holdco II, LLC (which is a wholly-owned subsidiary of the Company and will be, immediately following the merger, an indirect wholly-owned subsidiary of Parent) in exchange for a pro rata share of the equity of Parent based on a value for each EBS Unit so contributed of $19.00. Immediately following the merger, Sponsor will own approximately 72.5% of Parent and the H&F Equityholders will collectively own approximately 27.5% of Parent. These ownership percentages are subject to change as a result of each of Sponsor’s and the H&F Equityholders’ respective equity commitments being reduced by any amounts syndicated to third parties at or prior to the merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

The information contained in this Schedule 13E-3 and the Proxy Statement concerning the Company was supplied by the Company. Similarly, all information contained in this Schedule 13E-3 and the Proxy Statement concerning each Filing Person has been supplied by such Filing Person.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

Item 1.	Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

Item 2.	Subject Company Information.

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGER”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Who is Entitled to Vote at the Special Meeting?”

The exact title of the subject equity securities is “Emdeon Inc. Class A common stock, par value $ 0.00001 per share.”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“MARKETS AND MARKET PRICE”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“MARKETS AND MARKET PRICE”

“SPECIAL FACTORS—Dividends”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“PARTIES TO THE MERGER”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“COMMON STOCK TRANSACTION INFORMATION”

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. Emdeon Inc. is the subject company. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGER”

“SPECIAL FACTORS—Business and Background of Natural Persons Related to the Company”

“SPECIAL FACTORS—Business and Background of Natural Persons Related the Blackstone Filing Persons”

“SPECIAL FACTORS—Business and Background of Natural Persons Related to the H&F Filing Persons”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“PARTIES TO THE MERGER”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“PARTIES TO THE MERGER”

“SPECIAL FACTORS—Business and Background of Natural Persons Related to the Company”

“SPECIAL FACTORS—Business and Background of Natural Persons Related to the Blackstone Filing Persons”

“SPECIAL FACTORS—Business and Background of Natural Persons Related to the H&F Filing Persons”

Item 4.	Terms of the Transaction.

(a)(1) Tender Offers. Not applicable.

(a)(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Blackstone Filing Persons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the H&F Filing Persons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Financing of the Merger—Rollover Commitment; Unit Purchase Agreement”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Tax Receivable Arrangements”

“SPECIAL FACTORS—Appraisal Rights”

“SPECIAL FACTORS—Certain Material U.S. Federal Income Tax Consequences”

“SPECIAL MEETING—How Many Votes Are Needed to Approve Each Proposal?”

“THE MERGER AGREEMENT”

Appendix A—Agreement and Plan of Merger

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Financing of the Merger—Rollover Commitment; Unit Purchase Agreement”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Tax Receivable Arrangements”

“THE MERGER AGREEMENT—Conversion of Securities”

“ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS — Appraisal Rights”

Appendix B—Section 262 of the General Corporation Law of the State of Delaware

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“THE MERGER AGREEMENT”

“COMMON STOCK TRANSACTION INFORMATION”

“WHERE STOCKHOLDERS CAN FIND MORE INFORMATION”

Appendix A—Agreement and Plan of Merger

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interim Investors Agreement”

“SPECIAL FACTORS—Limited Guarantee”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Tax Receivable Arrangements”

“THE MERGER AGREEMENT”

“ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION”

Appendix A—Agreement and Plan of Merger

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Interim Investors Agreement”

“SPECIAL FACTORS—Limited Guarantee”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Tax Receivable Arrangements”

“SPECIAL FACTORS—Financing of the Merger—Rollover Commitment; Unit Purchase Agreement”

“THE MERGER AGREEMENT”

“ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION”

“WHERE STOCKHOLDERS CAN FIND MORE INFORMATION”

Appendix A—Agreement and Plan of Merger

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Payment of Merger Consideration and Surrender of Stock Certificates”

“THE MERGER AGREEMENT—Conversion of Securities”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Delisting and Deregistration of Emdeon Class A Common Stock”

“THE MERGER AGREEMENT—Conversion of Securities”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interim Investors Agreement”

“SPECIAL FACTORS—Limited Guarantee”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Tax Receivable Arrangements”

“THE MERGER AGREEMENT”

“ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION”

“MARKETS AND MARKET PRICE”

Appendix A— Agreement and Plan of Merger

The information set forth in the definitive additional materials issued by Emdeon Inc., dated October 6, 2011, is attached hereto as Exhibit (a)(2)(viii) and is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Blackstone Filing Persons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the H&F Filing Persons for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“THE MERGER AGREEMENT—Conversion of Securities”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Alternatives to the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Blackstone Filing Persons for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the H&F Filing Persons for the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Certain Effects of the Merger; Plans for the Company”

“SPECIAL FACTORS—Effects on the Company if the Merger is not Completed”

“SPECIAL FACTORS—Financing of the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Delisting and Deregistration of Emdeon Class A Common Stock”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Conversion of Securities”

“THE MERGER AGREEMENT—Certificate of Incorporation; Bylaws”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS—Appraisal Rights”

“ADVISORY VOTE ON GOLDEN PARACHUTE COMPENSATION”

Appendix B—Section 262 of the General Corporation Law of the State of Delaware

The information set forth in the definitive additional materials issued by Emdeon Inc., dated October 6, 2011, is attached hereto as Exhibit (a)(2)(viii) and is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“SPECIAL FACTORS—Opinion of UBS Securities LLC”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Positions of the Blackstone Filing Persons Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Positions of the H&F Filing Persons Regarding the Fairness of the Merger”

Appendix C—Opinion of Morgan Stanley & Co. LLC

Appendix D—Opinion of UBS Securities LLC

The presentations and discussion materials dated August 3, 2011, May 26, 2011, May 19, 2011 and April 7, 2011, each prepared by Morgan Stanley & Co. LLC and reviewed by the board of directors of the Company, and the presentation dated August 3, 2011 prepared by UBS Securities LLC and reviewed by the board of directors of the Company, are attached hereto as Exhibits (c)(2), (c)(4), (c)(5), (c)(6) and (c)(7) and are incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“THE SPECIAL MEETING—Who is Entitled to Vote at the Special Meeting?”

“THE SPECIAL MEETING—How Many Votes are Needed to Approve Each Proposal?”

“THE MERGER AGREEMENT—Conditions to the Completion of the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

(f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Opinion of Morgan Stanley & Co. LLC”

“SPECIAL FACTORS—Opinion of UBS Securities LLC”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“WHERE STOCKHOLDERS CAN FIND MORE INFORMATION”

Appendix C—Opinion of Morgan Stanley & Co. LLC

Appendix D—Opinion of UBS Securities LLC

The presentations and discussion materials dated August 3, 2011, May 26, 2011, May 19, 2011 and April 7, 2011, each prepared by Morgan Stanley & Co. LLC and reviewed by the board of directors of the Company, and the presentation dated August 3, 2011 prepared by UBS Securities LLC and reviewed by the board of directors of the Company, are attached hereto as Exhibits (c)(2), (c)(4), (c)(5), (c)(6) and (c)(7) and are incorporated by reference herein.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

“THE MERGER AGREEMENT—Closing and Effective Time of the Merger; Marketing Period”

“THE MERGER AGREEMENT—Certain Covenants of Each Party—Financing”

The information set forth in the definitive additional materials issued by Emdeon Inc., dated October 6, 2011, is attached hereto as Exhibit (a)(2)(viii) and is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Fees and Expenses”

“THE SPECIAL MEETING—Expenses of Proxy Solicitation”

“THE MERGER AGREEMENT—Termination”

“THE MERGER AGREEMENT—Effects of Termination; Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Financing of the Merger”

The information set forth in the definitive additional materials issued by Emdeon Inc., dated October 6, 2011, is attached hereto as Exhibit (a)(2)(viii) and is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Voting Agreements”

“THE MERGER AGREEMENT”

“SPECIAL FACTORS—Background of the Merger”

“COMMON STOCK TRANSACTION INFORMATION”

Appendix A—Agreement and Plan of Merger

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the H&F Filing Persons Regarding the Merger”

“SPECIAL FACTORS—Interests of the Company’s Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL MEETING—Stock Ownership and Interests of Certain Persons”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Blackstone Filing Persons for the Merger”

“SPECIAL FACTORS—Positions of the Blackstone Filing Persons Regarding the Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the H&F Filing Persons for the Merger”

“SPECIAL FACTORS—Positions of the H&F Filing Persons Regarding the Fairness of the Merger”

Item 13.	Financial Statements.

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SELECTED FINANCIAL INFORMATION”

“WHERE STOCKHOLDERS CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated Or Used.

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER, THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Fees and Expenses”

“THE SPECIAL MEETING—Expenses of Proxy Solicitation”

(b) Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE “GOLDEN PARACHUTE COMPENSATION” AND THE SPECIAL MEETING”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger”

“THE SPECIAL MEETING—Expenses of Proxy Solicitation”

Item 15.	Additional Information.

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“ADVISORY VOTE ON “GOLDEN PARACHUTE COMPENSATION” ”

(c) Other material information. The entirety of the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits.

(a), (b), (c), (d), (f), (g). The list of exhibits filed as part of this Rule 13e-3 Transaction Statement is submitted in the Exhibit Index and is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Emdeon Inc.

By:	/s/ Gregory T. Stevens
Name:	Gregory T. Stevens
Title:	Executive Vice President, General Counsel and Secretary

Dated: October 5, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Blackstone Capital Partners VI L.P.

By:	Blackstone Management Associates VI L.L.C., its General Partner

By:	BMA VI L.L.C., its Sole Member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Dated: October 5, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Blackstone Management Associates VI L.L.C.

By:	BMA VI L.L.C., its Sole Member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Dated: October 5, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Beagle Parent Corp.

By:	/s/ Neil P. Simpkins
Name:	Neil P. Simpkins
Title:	President

Dated: October 5, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Beagle Acquisition Corp.

By:	/s/ Neil P. Simpkins
Name:	Neil P. Simpkins
Title:	President

Dated: October 5, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hellman & Friedman LLC

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Dated: October 5, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

H&F Harrington AIV II, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Dated: October 5, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HFCP VI Domestic AIV L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Dated: October 5, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hellman & Friedman Capital Executives VI, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Dated: October 5, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hellman & Friedman Capital Associates VI, L.P.

By:	Hellman & Friedman Investors VI, L.P., its general partner

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Dated: October 5, 2011

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hellman & Friedman Investors VI, L.P.

By:	Hellman & Friedman LLC, its general partner

By:	/s/ Allen R. Thorpe
Name:	Allen R. Thorpe
Title:	Managing Director

Dated: October 5, 2011

EXHIBIT INDEX

(a)(2)(i)	Proxy Statement of Emdeon Inc., (included in the Schedule 14A filed on September 29, 2011, and incorporated herein by reference) (the “Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)	Press Release, dated August 4, 2011, of Emdeon Inc. (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on August 4, 2011, and incorporated herein by reference).

(a)(2)(iv)	Employee FAQ, dated August 4, 2011 (included in the Schedule 14A (Film No. 111010800), filed on August 4, 2011, and incorporated herein by reference).

(a)(2)(v)	Questions and Answers about Stock Options and Restricted Stock Units (RSUs) under Emdeon Inc. 2009 Equity Incentive Plan (the “2009 Equity Plan”), dated August 16, 2011 (included in the Schedule 14A (Film No. 111040145), filed on August 16, 2011, and incorporated herein by reference).

(a)(2)(vi)	Questions and Answers About the Emdeon Inc. Employee Stock Purchase Plan, dated August 16, 2011 (included in the Schedule 14A (Film No. 111040107), filed on August 16, 2011, and incorporated herein by reference).

(a)(2)(vii)	Certain Information to Be Provided to Prospective Debt Financing Sources, dated October 4, 2011 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on October 4, 2011, and incorporated herein by reference).

(a)(2)(viii)	Definitive additional materials issued by Emdeon Inc., dated October 6, 2011, incorporated by reference to the Schedule 14A filed with the SEC on October 6, 2011.

(b)(1)	Equity Commitment Letter, dated as of August 3, 2011, by and among Emdeon Inc., Beagle Parent Corp. and Blackstone Capital Partners VI, L.P.*

(b)(2)	Debt Commitment Letter, dated as of August 3, 2011, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc. and Beagle Acquisition Corp.*

(b)(3)	Amended and Restated Debt Commitment Letter, dated as of August 22, 2011, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Goldman Sachs Bank USA and Beagle Acquisition Corp.**

(b)(4)	Second Amended and Restated Debt Commitment Letter, dated as of October 4, 2011, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Goldman Sachs Bank USA and Beagle Acquisition Corp.

(b)(5)	Note Purchase Agreement, dated as of October 4, 2011, by and among Beagle Acquisition Corp., GSMP V Onshore US, Ltd., GSMP V Offshore US, Ltd., GSMP V Institutional US, Ltd., GSLP I Offshore Holdings Fund A, L.P., GSLP I Offshore Holdings Fund B, L.P., GSLP I Offshore Holdings Fund C, L.P. and GSLP I Onshore Holdings Fund, L.L.C.

(c)(1)	Opinion of Morgan Stanley & Co. LLC, dated August 3, 2011 (included as Appendix C to the Proxy Statement, and incorporated herein by reference).

(c)(2)	Presentation, dated August 3, 2011, of Morgan Stanley & Co. LLC to the Board of Directors of the Company.*

(c)(3)	Opinion of UBS Securities LLC, dated August 3, 2011 (included as Appendix D to the Proxy Statement, and incorporated herein by reference).

(c)(4)	Presentation, dated August 3, 2011, of UBS Securities LLC to the Board of Directors of the Company.*

(c)(5)	Discussion Materials, dated May 26, 2011, of Morgan Stanley & Co. LLC to the Board of Directors of the Company.*

(c)(6)	Discussion Materials, dated May 19, 2011, of Morgan Stanley & Co. LLC reviewed by the Board of Directors of the Company.*

(c)(7)	Discussion Materials, dated April 7, 2011, of Morgan Stanley & Co. LLC to the Board of Directors of the Company.*

(d)(1)	Agreement and Plan of Merger, dated as of August 3, 2011, by and among Beagle Parent Corp., Beagle Acquisition Corp. and Emdeon Inc. (included as Appendix A to the Proxy Statement, and incorporated herein by reference).

(d)(2)	Equity Rollover Agreement, dated as of August 3, 2011, by and among HFCP VI Domestic AIV, L.P., Hellman & Friedman Investors VI, L.P., H&F Harrington AIV II, L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Capital Associates VI, L.P., Beagle Parent Corp. and Emdeon Inc.*

(d)(3)	Interim Investors Agreement, dated as of August 3, 2011, by and among Beagle Parent Corp., Blackstone Capital Partners VI, L.P., HFCP VI Domestic AIV, L.P., H&F Harrington AIV II, L.P., Hellman & Friedman Capital Executives VI, L.P., Hellman & Friedman Investors VI, L.P. and Hellman & Friedman Capital Associates VI, L.P.*

(d)(4)	Voting Agreement, dated as of August 3, 2011, by and among Beagle Parent Corp., General Atlantic Partners 83, L.P., General Atlantic Partners 84, L.P., GAP-W, LLC, GapStar, LLC, GAPCO GmbH & Co. KG, GAP Coinvestments CDA, L.P., GAP Coinvestments III, LLC and GAP Coinvestments IV, LLC.*

(d)(5)	Voting Agreement, dated as of August 3, 2011, by and among Beagle Parent Corp., H&F Harrington AIV II, L.P., HFCP VI Domestic AIV, L.P., Hellman & Friedman Investors VI, L.P., Hellman & Friedman Capital Executives VI, L.P. and Hellman & Friedman Capital Associates VI, L.P.*

(d)(6)	Limited Guarantee, dated as of August 3, 2011, by and among Emdeon Inc. and Blackstone Capital Partners VI, L.P.*

(d)(7)	Form of Unit Purchase Agreement, to be entered into at the Closing, by and among EBS Holdco II LLC, HFCP VI Domestic AIV, L.P., Hellman & Friedman Investors VI, L.P., Hellman & Friedman Capital Executives VI, L.P., and Hellman & Friedman Capital Associates VI, L.P.*

(d)(8)	Form of Amended and Restated Tax Receivable Agreement (Reorganizations), to be entered into at the Closing, by and among Emdeon Inc., H&F ITR Holdco, L.P., [BX ITR Holdco, L.P.] and GA-H&F ITR Holdco, L.P.*

(d)(9)	Form of Amended and Restated Tax Receivable Agreement (Exchanges), to be entered into at the Closing, by and among Emdeon Inc., H&F ITR Holdco, L.P., [BX ITR Holdco, L.P.] and GA-H&F ITR Holdco, L.P.*

(d)(10)	Form of Amended and Restated Tax Receivable Agreement (Management), to be entered into at the Closing, by and among Emdeon Inc. and the parties named thereto.*

(d)(11)	Transfer Agreement, dated as of August 3, 2011, by and among GA ITR Holdco, L.P., Beagle Parent LLC, ITR Holdco GP, LLC, GA-H&F ITR Holdco, L.P. and H&F ITR Holdco, L.P.*

(d)(12)	Investor Tax Receivable Agreement by and among Emdeon Inc. and the other parties named therein (Exchanges), dated August 17, 2009 (included as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on August 17, 2009, and incorporated herein by reference).

(d)(13)	Investor Tax Receivable Agreement by and among Emdeon Inc. and the other parties named therein (Reorganizations), dated August 17, 2009 (included as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on August 17, 2009, and incorporated herein by reference).

(d)(14)	Management Tax Receivable Agreement by and among Emdeon Inc. and the persons named therein, dated August 17, 2009 (included as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on August 17, 2009, and incorporated herein by reference).

(f)	Section 262 of the General Corporation Law of the State of Delaware (included as Appendix B to the Proxy Statement, and incorporated herein by reference).

(g)	None.

*	Previously filed on August 22, 2011.
**	Previously filed on September 15, 2011.